FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 26, 2008

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

10 West Fifth Street Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: March 26, 2008 By:	/s/ Kenneth Hsiang
Name:	Kenneth Hsiang
Title:	Chief Financial Officer

ASE TEST LIMITED	March 26, 2008
FOR IMMEDIATE RELEASE

Ken Hsiang, Chief Financial Officer
Tel: +1.510.687.2475	email: ken_hsiang@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Fourth Quarter and
Audited Full Year Results for the Periods Ended December 31, 2007

Taipei, Taiwan, March 26, 2008 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) today announced its diluted earnings under accounting principles generally accepted in the Republic of China (“ROC GAAP”) and generally accepted accounting principles in the United States of America (“U.S. GAAP”) for the fourth quarter and full year ended December 31, 2007.

The audited consolidated financial statements of ASE Test Limited and its subsidiaries for the fiscal years ended December 31, 2005, 2006 and 2007 will be included in the Scheme Document as an exhibit to the Amendment No. 3 to the Schedule 13E-3 to be filed jointly by ASE Test Limited and Advanced Semiconductor Engineering, Inc. on March 26, 2008.

About ASE Test Limited
ASE Test Limited is one of the world’s largest independent providers of semiconductor testing services.  ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services.  ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

1	3/25/2008

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except per share data)

	For the three months ended Dec. 31, 2007 (Unaudited)	For the year ended Dec. 31, 2007 (Audited)
ROC GAAP:
Net revenues	134,659	475,089
Cost of revenues	75,630	305,966
Gross profit	59,029	169,123
Operating expenses:
Selling, general and administrative	11,571	49,936
Research and development	5,116	19,262
Income from operations	42,342	99,925
Non-operating income (expense):
Interest income	800	3,342
Interest expense	(1,172)	(5,627)
Equity in earnings of equity method investees	5,520	17,224
Gain on valuation of financial assets, net	639	1,690
Loss on valuation of financial liabilities, net	(365)	(2,424)
Foreign exchange loss, net	(933)	(318)
Other, net	935	12,194
Income before income tax	47,766	126,006
Income tax expense	12,722	37,531
Net income (ROC GAAP)	35,044	88,475
Net income (U.S. GAAP)	29,863	75,271

Earnings per share:
Basic (ROC GAAP)	0.35	0.88
Diluted (ROC GAAP)	0.34	0.86
Diluted (U.S. GAAP)	0.29	0.73

Shares used in earnings per share calculation:
Basic (in thousands)	101,263	100,679
Diluted (ROC GAAP) (in thousands)	103,971	102,974
Diluted (U.S. GAAP) (in thousands)	103,744	102,908

2	3/25/2008

ASE Test Limited
Consolidated Balance Sheet
 (US$ thousands)
(Audited)
Dec. 31, 2007
Cash	143,308
Financial assets at fair value through profit or loss	46
Available-for-sale financial assets - current	149,840
Notes and accounts receivable, net	77,839
Receivables from related parties	22,458
Inventories, net	10,809
Deferred income tax assets, net	15,947
Prepayments and other	9,608
Total current assets	429,855

Long-term investments	301,345
Property, plant and equipment, net	366,752
Goodwill	20,646
Other	21,311
Total assets	1,139,909

Short-term borrowings	370
Financial liabilities at fair value through profit or loss	116
Notes and accounts payable	14,617
Payable to related parties	6,179
Payable for property, plant and equipment	15,103
Current portion of long-term debts	19,639
Deferred income tax liabilities, net	3,745
Other current liabilities	39,849
Total current liabilities	99,618

Long-term debts	68,709
Deferred income tax liabilities	4,272
Other liabilities	10,828
Total liabilities	183,427
Shareholders’ equity	956,482
Total liabilities and shareholders’ equity	1,139,909

3	3/25/2008